June 17, 2008	Marko S. Zatylny
617-951-7980
617-235-0751 fax
marko.zatylny@ropesgray.com
VIA EDGAR
Ms. Sonia Barros
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Iomai Corporation Preliminary Proxy Statement on Schedule 14A originally filed May 14, 2008 (SEC File No. 000-51709)
Ladies and Gentlemen:
     On behalf of Iomai Corporation, a Delaware corporation (the “Company”), in connection with its Preliminary Proxy Statement on Schedule 14A originally filed on May 14, 2008 with the Securities and Exchange Commission (the “Commission”), set forth below are the Company’s responses to your comment letter dated June 10, 2008 (the “Comment Letter”). We have enclosed with this letter a complete copy of the Preliminary Proxy Statement (the “Preliminary Proxy Statement”) filed with the Commission on the date hereof, which has been revised to reflect comments raised by the Staff in the Comment Letter.
     For your convenience, we have provided in italics each of your numbered comments followed immediately thereafter by our responses. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Preliminary Proxy Statement.
     General
1.	Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interviews, or telephone, and all other soliciting material that will be furnished to the security holders of the company.

Securities & Exchange Commission	- 2 -	June 17, 2008
Response:
The Company acknowledges the Staff’s comment and confirms its understanding that all soliciting material furnished to security holders of the Company has been, and will be, filed with the Commission.
2.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response:

The Company acknowledges the Staff’s comments and will make the appropriate changes to the proxy statement in accordance with the Staff’s comments.

3.	We note that the consideration being offered to some of your stockholders in the transactions is shares of Intercell common stock and not cash pursuant to the share exchange. Please provide us an analysis as to why you believe that the information required by paragraphs (b)(8)-(11) and (c)(1) of Item 14 of Schedule 14A is not required to be provided.

Response:

Pursuant to Instruction 2 of Item 14 of Schedule 14A, the information required by paragraphs (b)(8)-(11) and (c)(1) of Item 14 of Schedule 14A need not be provided in a transaction in which (i) only security holders of the target company are voting on the transaction and (ii) the consideration offered to security holders consists wholly of cash.

Only stockholders of the Company are voting to approve the merger, and the transactions do not require the approval of the security holders of Intercell. In addition, the merger agreement provides that Intercell is offering only cash as consideration to all holders of the Company’s common stock as of the date of the merger (other than Intercell and its affiliates).

The exchange agreement between Intercell and certain holders of the Company’s common stock is a separate arrangement negotiated between the parties to the exchange agreement. The Company is not a party to the exchange agreement and has only limited third party beneficiary rights under the exchange agreement. The terms of the exchange agreement contemplate the acquisition of the shares of Company common stock by Intercell prior to the consummation of the merger. However, the exchange transactions are sales of securities in valid private placements separate from the merger and do not require any approval of stockholders of the Company not party to the exchange

Securities & Exchange Commission	- 3 -	June 17, 2008
agreement. In addition, each stockholder party to the exchange agreement represented in the exchange agreement that it had received all information it considered necessary or appropriate in deciding whether to acquire the shares of Intercell common stock in the exchange. Nearly all of the shares represented by the exchange agreement are also subject to a voting agreement that grants Intercell an irrevocable proxy to vote such shares in favor of the approval and adoption of the merger agreement.
4.	Please include as CORRESP on EDGAR the letter of your counsel dated May 20, 2008 sent to us by mail.

Response:

The Company has attached the letter of Ropes & Gray LLP dated May 20, 2008 to this letter as Exhibit A.

5.	Please provide a summary term sheet as required by paragraph (b)(1) of Item 14 of Schedule 14A. Please note that when you provide the summary term sheet you should avoid duplicative disclosure with the Q&A and proxy statement summary. We suggest placing procedural related information in the Q&A and substantive information in the summary, to the extent that these procedural or substantive matters have not already been discussed in the summary term sheet.

Response:

The Company has revised the Summary section of the Preliminary Proxy Statement to comply with the requirements of paragraph (b)(1) of Item 14 of Schedule 14A and moved the section to the beginning of the Preliminary Proxy Statement. See page 1 of the Preliminary Proxy Statement.

6.	Revise the proxy statement and form of proxy to identify them as preliminary copies. See Rule 14a-6(e)(1) of Regulation 14A.

Response:

The Company has added disclosure in response to the Staff’s comment. See page 1 of the Preliminary Proxy Statement and the attached form of proxy card.

Securities & Exchange Commission	- 4 -	June 17, 2008
Question and Answers About the Merger and the Special Meeting, page 1
7.	Please describe how the exercise price and number of shares underlying the Intercell substitute options will be determined. Your current explanation that it will be in a manner that satisfies the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D) is too technical for the investor to understand. If you have a reasonable estimate, please disclose or provide a meaningful example.

Response:

The Company has added disclosure in response to the Staff’s comment. See pages 3, 8 and 32 of the Preliminary Proxy Statement.

8.	Please explain what it means to treat the options in accordance with Section 409A of the Internal Revenue Code. If you have a reasonable estimate, please disclose or provide a meaningful example.

Response:

The Company has added disclosure in response to the Staff’s comment. See pages 3, 8 and 32 of the Preliminary Proxy Statement.

9.	Please briefly describe in this section how the stock option issued to your non-employee directors will be different. We note the disclosure on page 8 which indicates that they will be eligible to receive cash consideration

Response:

The Company has added disclosure in response to the Staff’s comment. See pages 3 and 8 of the Preliminary Proxy Statement.
Vote Required, page 12
10.	Please revise your disclosure in this section to clarify that neither Intercell, nor affiliates of Intercell, own any shares of Iomai common stock entitled to vote at the Special meeting. If this is not the case, please disclose the shares of common stock held by Intercell and Intercell affiliates and identify the affiliates. In response to this comment, please do not include any shares subject to the Voting Agreement or the Share Exchange Agreement that are owned by the other parties to those agreements.

Securities & Exchange Commission	- 5 -	June 17, 2008
Response:
The Company has added disclosure in response to the Staff’s comment. See page 12 of the Preliminary Proxy Statement.
The Merger, page 14
11.	On page 14 you state that you estimated that your Phase 3 program could cost in the range of $30 to $45 million in third-party expenses, and given your limited cash reserves, you would need additional funding prior to the commencement of your Phase 3 clinical trial of your needle-free travelers’ diarrhea vaccine. Please disclose the amount of additional funding needed and the amount of funding that would be satisfied from your existing resources.

Response:

The Company has added disclosure in response to the Staff’s comment. See page 14 of the Preliminary Proxy Statement.

12.	Please disclose who conducted the market study on your behalf and disclose any key assumptions or limitations of the study.

Response:

The Company has added disclosure in response to the Staff’s comment. See page 14 of the Preliminary Proxy Statement.

13.	Please expand your discussion regarding the nine collaboration candidates you engaged in discussions with regarding a strategic collaboration. For example, please disclose the size of the companies and their respective relevant attributes, and explain why the board did not pursue those other alternatives.

Response:

The Company has added disclosure in response to the Staff’s comment. See page 14 of the Preliminary Proxy Statement.

Securities & Exchange Commission	- 6 -	June 17, 2008
14.	Please disclose who you engaged as an advisory firm to run the auction process describe the engagement. Each presentation, discussion or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. This requirement applies to both preliminary and final reports. Please consider the need to provide additional disclosure about any report, opinion or appraisal provided by the advisory firm and provide us a copy of such documents for our review.

Response:

The engagement of the advisory firm to run the auction process for a potential collaborator for the Company’s travelers’ diarrhea program was limited to assistance in connection with the search for a potential collaborator or partnership and did not assist in the process related to the potential business combinations with Intercell or Company A. The disclosure in the Preliminary Proxy Statement discussing the firm and this process is intended to provide the Company’s stockholders the process by which the Company’s board first began discussions with Intercell and ultimately decided to pursue a potential sale of the Company. Because the advisory firm was engaged only to run the auction process for a potential collaborator and because the advisory firm provided no report, opinion or appraisal materially related to the merger, the Company believes that there is no disclosure required by Item 1015(b) of Regulation M-A with respect to the firm.

15.	Please disclose the cash price offered by Company A on April 2, 2008 and explain the board’s conclusion on this offer.

The Company has added disclosure in response to the Staff’s comment. See page 15 of the Preliminary Proxy Statement. The Company notes that the board’s conclusion on Company A’s April 2, 2008 offer is disclosed in the discussion of the Board’s April 4, 2008 meeting.

Response:

16.	Please describe the Company B proposal that was discussed at the April 20, 2008 board meeting, and explain why management was disappointed with this proposal and the potential risks and benefits of pursuing it that were discussed. Given your discussion of Iomai’s financial condition after you mention the proposal, did you not pursue it because it would provide sufficient funding or for some other reason?

Securities & Exchange Commission	- 7 -	June 17, 2008
Response:
The Company has added disclosure in response to the Staff’s comment. See page 16 of the Preliminary Proxy Statement.
17.	After the April 20, 2008 board meeting at which the board charged management to negotiate a possible business combination with Intercell, was there any other contact with Company A? If so, was Company A given the opportunity to raise its offer? Did it raise its offer?

Response:

The Company has added disclosure in response to the Staff’s comment. See page 16 of the Preliminary Proxy Statement.

18.	Please describe the exclusivity agreement entered into with Intercell on April 20, 2008, including the length of exclusivity.

Response:

The Company has added disclosure in response to the Staff’s comment. See page 17 of the Preliminary Proxy Statement.

19.	Please provide a more detailed discussion of the development of the share exchange agreement. When was this first discussed? Who proposed the share exchange? Why was this proposed in addition to the cash?

Response:

The Company has added disclosure in response to the Staff’s comment. See page 15 of the Preliminary Proxy Statement.

20.	Many of the descriptions of the meetings are vague. Please revise to more specifically describe the information discussed at the meetings. In instances where conclusions are reached based on the discussion at the meeting, state these conclusions. For example:
•	At the February 14, 2008 meeting describe the “particular terms under negotiation.”

•	At the May 2, 2008 meeting describe the “key negotiating points and the proposed resolution of those points.”

Securities & Exchange Commission	- 8 -	June 17, 2008
Response:
The Company has added disclosure in response to the Staff’s comment. See pages 14-17 of the Preliminary Proxy Statement.
21.	Please describe the “materials from Cowen relating to their analysis” that you reference on page 17. Each presentation, discussion or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. This requirement applies to both preliminary and final reports. Please consider the need to provide additional disclosure about the materials from Cowen relating to their analysis and provide us a copy of such documents or our review.

Response:

The materials from Cowen referenced on page 17 refer to the final written analysis provided by Cowen as to the fairness, from a financial point of view, to the holders of the Company’s common stock of the consideration to be received in the merger. No other report, opinion or appraisal presented by an outside party was delivered or presented to the Company in connection with the merger and related transactions.

22.	Supplementally, please provide us with any “board books” or similar materials that Cowen furnished the board relating to its analyses, including the written analyses it delivered to the board on May 12, 2008.

Response:

In response to the Staff’s comment, Cowen, through its legal counsel, is supplementally providing the following information under cover of a separate letter in accordance with Rule 418 of Regulation C, which information was delivered to the Company’s board of directors on May 12, 2008:
•	“Project ISLAND — Presentation to the Board of Directors—May 12, 2008” which was presented to the Board of Directors of the Company on May 12, 2008.

Securities & Exchange Commission	- 9 -	June 17, 2008
Reasons for the Recommendation of our Board of Directors, page 17
23.	In the second full bullet point on page 18, please expand your disclosure regarding the mean and median twenty trading day purchase price premiums that had been paid in selected biotechnology transactions that were 53.4% and 41.2%, respectively. Disclose the “selected biotechnology transactions,” describe how they were selected and disclose the twenty trading day purchase price premiums for each.

Response:

The Company has added disclosure in response to the Staff’s comment to indicate the number of transactions selected and the criteria used to select the transactions, which reflects the information provided to the Company’s board of directors. See page 18 of the Preliminary Proxy Statement. The Company’s board of directors was not presented with additional transaction data for the premium analysis other than the disclosed selection criteria.

24.	In the fourth full bullet point on page 18, please expand your disclosure to explain how you calculated the “equity value.”

Response:

The Company has added disclosure in response to the Staff’s comment. See page 18 of the Preliminary Proxy Statement.

25.	In the fourth bullet point on page 20, please expand your disclosure to explain the key conflicts of interest the board considered.

Response:

The Company has added disclosure in response to the Staff’s comment. See page 20 of the Preliminary Proxy Statement.

26.	Please expand the discussion in the last paragraph of this section to clarify that you have discussed all the material factors considered by the board.

Response:

The Company has added disclosure in response to the Staff’s comment. See page 20 of the Preliminary Proxy Statement.

Securities & Exchange Commission	- 10 -	June 17, 2008
Opinion of Cowen and Company, LLC, page 20
27.	Please disclose that Cowen has consented to the use of the opinion in the proxy statement.

Response:

The Company has added disclosure in response to the Staff’s comment. See page 21 of the Preliminary Proxy Statement.

28.	Please disclose any instructions given to Cowen in connection with the opinion or tell us supplementally that no such instructions were given.

Response:

The Company did not give Cowen any instructions in connection with its opinion.

29.	We note that Cowen relied on the Iomai Forecasts and Wall Street Projections when preparing the opinion and performing the discounted cash flow analysis. Please revise your disclosure in this section to disclose the Iomai Forecasts and Wall Street objections used by Cowen.

Response:

In response to the Staff’s comment, the Company has amended the disclosure on page 24 to include the Wall Street Projections used by Cowen. Additionally, the Company has included the Iomai Forecasts on page 49.

30.	We note your disclosure on page 22 that Cowen does not have any obligation to “update, revise or reaffirm its opinion.” The opinion was delivered on May 12, 2008. Please disclose whether any material changes in Iomai’s operations, performance or in any of the projections or assumptions upon which Cowen based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the security holder meeting.

Response:

The Company has added disclosure in response to the Staff’s comment. See page 20 of the Preliminary Proxy Statement.

Securities & Exchange Commission	- 11 -	June 17, 2008
31.	On page 22, you state, “Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses.” Please revise to disclose all material methodologies and assumptions underlying the analyses.

Response:

In response to the Staff’s comment, the Company has amended the disclosure on page 22 to clarify that the material methodologies and assumptions underlying the analyses are disclosed in the text of the summary of the opinion and the analyses included in the Preliminary Proxy Statement.

32.	In the Analysis of Selected Publicly Traded Companies, please disclose the equity values and enterprise values of each Selected Company used in arriving at the results in the table at the top of page 23.

Response:

The Company has added disclosure in response to the Staff’s comment. See page 22 of the Preliminary Proxy Statement.

33.	In the Analysis of Selected Publicly Traded Companies and the Analysis of Selected Transactions, please disclose the equity and enterprise values of each Selected Company, each of the Phase II Transactions and each of the Infectious Disease Transactions. Also, disclose the names of the acquirors and targets for each of the selected transactions.

Response:

The Company has added disclosure in response to the Staff’s comment. See pages 22 and 23 of the Preliminary Proxy Statement.

34.	For each analysis mentioned in the previous comment, explain how Cowen used those values to calculate implied equity values for Iomai. Presumably, after calculating the implied enterprise values, Cowen then calculated Iomai’s implied equity values by combining its implied enterprise values with its net debt. If that is not true, please explain how the equity values were calculated.

Response:

The Company has added disclosure in response to the Staff’s comment. See pages 22 and 23 of the Preliminary Proxy Statement.

Securities & Exchange Commission	- 12 -	June 17, 2008
35.	In the Analysis of Premiums Paid in Selected Transactions, please disclose the 22 selected transactions. Disclose the one day premium and 20 day premium for each selected transaction.

Response:

Please refer to the Company’s response to comment 23. In response to the Staff’s comment, the Company has included the mean and median one day and 20 day premiums for the selected transactions on page 24, as was presented to the Board of Directors on May 12, 2008.

36.	In this section, please disclose that in the two years preceding the date of the opinion, Cowen served as your placement agent and received fees for the rendering of such services. Disclose the amount of fees received. See Item 1015(b)(4) of Regulation M-A.

Response:

The Company has added disclosure in response to the Staff’s comment. See page 24 of the Preliminary Proxy Statement.

37.	Please quantify the fees paid or to be paid to Cowen.

Response:

The Company has added disclosure in response to the Staff’s comment. See page 24 of the Preliminary Proxy Statement.
Interests of Our Directors and Executive Officers on the Merger, page 25
38.	For each executive officer, please disclose the weighted average exercise price or the range of exercise prices of the options that will vest as disclosed on the bottom of page 28.

Response:

The Company has added disclosure in response to the Staff’s comment. See page 28 of the Preliminary Proxy Statement.

39.	Please describe and quantify the benefits of the merger that Mr. Barrett’s affiliate, NEA, will realize as a result of the Merger.

Securities & Exchange Commission	- 13 -	June 17, 2008
Response:

The Company has added disclosure in response to the Staff’s comment. See page 29 of the Preliminary Proxy Statement.
Material U.S. Federal Income Tax Consequences, page 29
40.	You are required to disclose a description of all of the “material” federal tax consequences of the transaction, rather than “certain” federal tax consequences. Revise the text of this section to clarify that this section addresses the “material” tax consequences of this transaction. See Item 1004(a)(2)(vii) of Regulation M-A. Pease make similar changes throughout your proxy statement.

Response:

The Company has amended its disclosure in response to the Staff’s comment. See pages 29 and 30 of the Preliminary Proxy Statement.

41.	Please describe all material tax consequences to stockholders who will receive shares of Intercell stock as consideration in the merger.

Response:

The Company is soliciting proxies from its stockholders only with respect to the merger, pursuant to which all stockholders will receive cash consideration. Please refer to the Company’s response to comment 3.
Appraisal Rights, page 31
42.	Please expand your disclosure in this section to describe that a vote against the merger will not be sufficient to perfect appraisal rights. See Instruction 1 to Item 3 of Schedule 14A which requires you to “Indicate...whether a vote against a proposal will be deemed to satisfy any notice requirements under State law with respect to appraisal rights.”

Response:

The Company has added disclosure in response to the Staff’s comment. See page 31 of the Preliminary Proxy Statement.

43.	Please expand your disclosure to describe briefly the statutory procedure dissenting stockholders should follow to perfect their dissenters’ rights.

Securities & Exchange Commission	- 14 -	June 17, 2008
Response:

The Company has added disclosure in response to the Staff’s comment. See page 31 of the Preliminary Proxy Statement.
Treatment of Our Stock Options and Warrants, page 32
44.	Please expand your disclosure to explain why the options issued under the 1998 Stock Option Plan and 1999 Stock Incentive Plan are being cashed out and why the options issued under the 2005 Incentive Plan are being converted.

Response:

The Company has added disclosure in response to the Staff’s comment to clarify that the treatment of the options issued under the Company’s incentive plans was determined based on the provisions of each plan. See page 32 of the Preliminary Proxy Statement.

45.	Please disclose the number of outstanding options issued under the 1998 Stock Option Plan and 1999 Stock Incentive Plan that will be cashed out and disclose the total cash to be paid by Intercell for those options.

Response:

The Company has added disclosure in response to the Staff’s comment. See page 32 of the Preliminary Proxy Statement.

46.	Please disclose the number of vested and unvested options, respectively, issued under the 2005 Incentive Plan that will be replaced by InterceIl options.

Response:

The Company has added disclosure in response to the Staff’s comment. See page 32 of the Preliminary Proxy Statement.

47.	Please disclose the number of outstanding warrants and disclose the total cash to be paid by Intercell for those warrants.

Response:

The Company has added disclosure in response to the Staff’s comment. See page 33 of the Preliminary Proxy Statement.

Securities & Exchange Commission	- 15 -	June 17, 2008
The Merger Agreement, page 35
48.	Please expand your disclosure of the interim financing to disclose the key terms of the loan, including interest rate, interest payments and maturity.

Response:

The Company has added disclosure in response to the Staff’s comment. See page 41 of the Preliminary Proxy Statement.
Share Exchange and Voting Agreement, page 46
49.	Please expand your description of the share exchange to state, if true, that the shares of Intercell common stock will be issued pursuant to a valid private placement in the U.S. and will be “restricted securities” for the purposes of U.S. federal securities laws.

Response:

The Company has added disclosure in response to the Staff’s comment. See page 46 of the Preliminary Proxy Statement.
Stock Ownership of Directors, Executive Officers and Principal Stockholders, page 49
50.	For each principal stockholder that is neither a natural person nor a publicly registered company, revise to disclose the natural person(s) who hold voting and dispositive rights, to the extent you have not already done so.

Response:

The Company has added disclosure in response to the Staff’s comment to disclose, to the extent ascertainable from statements filed with the Commission pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the natural persons who hold voting and dispositive rights for each principal stockholder that is neither a natural person nor a publicly registered company. See page 50 of the Preliminary Proxy Statement.
*          *          *
     Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not

Securities & Exchange Commission	- 16 -	June 17, 2008
foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (617) 951-7980.
Best regards,
/s/ Marko S. Zatylny
Marko S. Zatylny
Enclosures

EXHIBIT A

EXHIBIT A

May 29, 2008	Marko S. Zatylny 617-951-7980 617-235-0751 fax marko.zatylny@ropesgray.com
BY ELECTRONIC MAIL
Ms. Sonia Barros
United States Securities and Exchange Commission
barross@sec.gov

Re:	Iomai Corporation Preliminary Proxy Statement
Dear Ms. Barros:
     We appreciate your call notifying us of your review of the preliminary proxy statement for Iomai Corporation (“Iomai”) filed with the Securities and Exchange Commission on May 14, 2008. In the hope of aiding your review, including the analysis of whether the transactions with Intercell AG (“Intercell”) should be considered a “Rule 13e-3 transaction” as defined in Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), outlined below are certain facts that form the primary basis of the parties’ conclusion that this transaction is not a Rule 13e-3 transaction.
Parties
     Iomai
     Iomai is a Delaware corporation traded on the Nasdaq Global Market under the symbol “IOMI.” On May 22, 2008, the closing price of Iomai’s common stock was $6.40 with approximately 25,601,344 shares outstanding, giving it a total market capitalization of approximately $164 million.
     Iomai principal stockholders
     Iomai’s principal stockholders are New Enterprise Associates (and its affiliates) (“NEA”), which hold approximately 26.7% of the outstanding shares of Iomai common stock; Essex Woodlands Health Ventures (“Essex”), which holds approximately 10.9% of the outstanding shares of Iomai common stock; Gruber McBaine Capital Management (and its affiliates) (“Gruber”), which hold approximately 8.4% of the outstanding shares of Iomai common stock; and Visium Asset Management, which holds approximately 6.1% of the outstanding shares of Iomai common stock. M. James Barrett, Chairman of the Board of Directors of Iomai, is a general partner of NEA. Intercell has informed Iomai that it had beneficial ownership of zero (0) shares of Iomai stock prior to entering into the merger agreement.

EXHIBIT A

Securities & Exchange Commission	- 2 -	May 29, 2008
     Intercell
     Intercell is a joint stock corporation organized under the laws of the Republic of Austria. Intercell’s common stock is publicly traded on the Vienna Stock Exchange under the symbol “ICLL.” On May 22, 2008, the closing price of Intercell’s common stock was €30.64 with approximately 45,521,707 shares outstanding, giving it a total market capitalization of approximately €1.4 billion, or approximately $2.2 billion, using the noon spot exchange rate on May 22, 2008, as reported by the New York Federal Reserve Bank.
     Intercell principal stockholders
     Intercell’s principal stockholders are Novartis, which holds approximately 15.9% of the outstanding shares of common stock, and Temasek Holding Pte Ltd, which holds approximately 8.7% of the outstanding shares of common stock.
The Transactions
     Preliminary negotiations
     As noted in the background of the merger section of the preliminary proxy statement, prior to the initial discussions in January 2008 between Iomai and Intercell regarding a possible business combination, the companies had discussions regarding possible opportunities for collaboration on various programs. However, these discussions did not lead to any collaboration or other agreement. Prior to entering into the merger agreement and related contracts, the parties had no ongoing contractual relationships (other than two confidentiality agreements). No director or officer of Iomai is a director or officer of Intercell. No director or officer of Intercell is a director or officer of Iomai.
     Merger and effects of merger
     Iomai and Intercell have reached an agreement pursuant to which Intercell will acquire all of the outstanding shares of Iomai common stock in a merger in which holders of Iomai common stock will receive cash equal to $6.60 for each share of Iomai common stock held. Iomai will become a wholly owned subsidiary of Intercell upon completion of the merger, and Iomai’s common stock will be delisted from the Nasdaq Global Market and deregistered under the Exchange Act.
     Share exchange
     In connection with, and on the same day as, the execution of the merger agreement, NEA, Essex and Gruber, which collectively hold approximately 43% of the outstanding shares of common stock of Iomai, entered into an agreement with Intercell in which these stockholders agreed to exchange their shares of Iomai common stock, at a $6.60 per share value, for shares of Intercell common stock at an exchange ratio to be determined based on the closing price of Intercell’s common stock shortly after receipt of approval of the merger from Iomai stockholders. None of Iomai’s executive officers or directors is a party to the share exchange agreement, although Mr. Barrett is a general partner of NEA.
     The consummation of the share exchange is conditioned, among other things, upon the satisfaction of all conditions precedent to the consummation of the merger (other than consummation of

EXHIBIT A

Securities & Exchange Commission	- 3 -	May 29, 2008
the share exchange). Likewise, the consummation of the merger is conditioned, among other things, upon the consummation of the share exchange.
     If the exchange were to happen based on the closing trading price of Intercell common stock on May 22, 2008, the Iomai stockholders party to the share exchange agreement would receive approximately 1.5 million shares of Intercell common stock, or approximately 3.25% of the outstanding shares of Intercell after giving effect to the share exchange transaction. NEA, Iomai’s largest stockholder, would receive approximately 960,000 shares of Intercell common stock, or approximately 2.0% of the outstanding shares after giving effect to the share exchange transaction.
     Executive officer arrangements
     Upon consummation of the merger, each outstanding option to purchase shares of common stock issued under Iomai’s 1998 Stock Option Plan and 1999 Stock Incentive Plan, including options held by Iomai’s executive officers, will be cancelled and terminated and entitle the holder to receive an amount equal to the product of (i) the excess, if any, of $6.60 over the exercise price of each such option multiplied by (ii) the number of shares of Iomai common stock issuable upon exercise of the option. Each outstanding option to purchase shares of common stock issued under Iomai’s 2005 Incentive Plan, including options held by Iomai’s executive officers, will be replaced with options to purchase shares of Intercell common stock.
     Stanley C. Erck is the President and CEO of Iomai. Mr. Erck’s employment agreement was amended on May 12, 2008 to provide that after a change in control (as defined in the employment agreement), upon either termination of Mr. Erck’s employment with the Company or his separation from the Company for any reason, in addition to the existing benefits payable under the existing agreement, all of Mr. Erck’s unvested options would immediately vest and become exercisable, which would represent approximately 0.1% of the outstanding shares of Intercell common stock. This amendment is less favorable than Mr. Erck’s prior arrangement. Prior to the amendment, accelerated vesting was contemplated upon a change of control regardless of whether Mr. Erck was subsequently terminated. The amendment did not otherwise change the existing terms of the employment agreement.
     Russell P. Wilson is the Chief Financial Officer and General Counsel of Iomai. On May 12, 2008, Mr. Wilson’s change in control agreement with Iomai was amended to provide that if, after the date of a change in control (as defined in the agreement), Mr. Wilson’s employment is terminated without cause (as defined in the agreement), or if Mr. Wilson terminates his employment for good reason (as defined in the agreement), all of Mr. Wilson’s unvested stock options that were granted prior to or in connection with the change in control would immediately vest and become exercisable, which would represent less than 0.1% of the outstanding shares of Intercell common stock. The amendment did not change the existing terms of the agreement whereby Mr. Wilson receives certain severance benefits if he is terminated without cause or if he terminates his employment for good reason. Prior to the amendment to Mr. Wilson’s contract, accelerated vesting only occurred if the termination occurred within 12 months of the change in control. If, as expected, Mr. Wilson’s employment is terminated shortly after closing of the proposed merger, the economic substance is identical.
     Gregory M. Glenn is the Chief Scientific Officer of Iomai. Dr. Glenn is party to a change in control agreement with Iomai with the same terms as Mr. Wilson. On May 12, 2008, Dr. Glenn’s change in control agreement with Iomai was amended in the same manner as was Mr. Wilson’s to provide for the

EXHIBIT A

Securities & Exchange Commission	- 4 -	May 29, 2008
same rights upon a change in control. Dr. Glenn’s current unvested stock options represent less than 0.1% of the outstanding shares of Intercell common stock.
     Upon consummation of the merger, Mr. Erck and Mr. Wilson are expected to resign from their positions with Iomai and will be replaced with officers appointed by Intercell. Dr. Glenn is expected to continue his employment with continued responsibility for the implementation and development of Iomai’s product candidates. Dr. Glenn’s employment with Intercell will be on reasonable and customary terms similar to his present arrangement. Following consummation of the merger, the executive officers of Intercell, none of whom will be continuing officers from Iomai, will manage the business and operations of Iomai.
     Intercell board of directors
     No director or officer of Iomai has a right, under the merger agreement or otherwise, to become a director of Intercell in connection with the merger, and no director or officer of Iomai has a current expectation that he or she will become a director of Intercell in connection with the merger.
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     If you view additional facts to be material to the analysis of the transactions, we would be glad to discuss these with you and provide you with such information.
Best regards,
Marko S. Zatylny